August 24, 2006
Martin F. James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
RE: Waters Corporation
Form 10-Q for the Quarter Ended June 30, 2006
File No. 001-14010
Dear Mr. James:
On behalf of Waters Corporation (“Waters” or the “Company”), we have set forth below the response to the comment provided to me by the staff of the Commission (the “Staff”) in your letter dated August 14, 2006 (the “Letter”). The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.

Question	Form 10-Q for the Quarter Ended June 30, 2006
1. Item 2. Management’s Discussion and Analysis of Financial Condition, page 20
We note that you present certain non-GAAP financial measures such as sales and percentages growth in sales in constant currencies. Please respond to the following:
•	Tell us how the non-GAAP measures you present comply with Item 10(e)(1)(ii)(B) of Regulation S-K which indicates that non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

•	Provide to us and revise future filings to include a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K and Frequently Asked Questions No. 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003

Martin F. James
Securities and Exchange Commission
August 24, 2006

•	Revise future filings to include an enhanced discussion of why you believe that these non-GAAP measures are useful to investors and to address the factors outlined in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response	The Company’s response is as follows:

The Company acknowledges the Staff’s comment and will, in all future filings, revise its disclosure to exclude any non-GAAP financial measures such as sales and percentage growth of sales in constant currencies.
Pursuant to the request of the Staff contained on the second page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.
Should the staff have any further comments or questions, kindly contact me at 508-482-3522.
Very truly yours,
/s/ John Ornell
John Ornell
Vice President, Finance and Administration and Chief Financial Officer
JAO/smg